UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
HighSchoolResponder LLC dba *SCHOOLresponder*

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Pennsylvania
>
> *Date of organization*
> May 31, 2020

Physical address of issuer
11 Katie Lane, Lancaster, PA 17602

Website of issuer
http://SchoolResponder.com]

Current number of employees
[zero]

Reason for Termination of Reports
Issuer has filed one annual report and has fewer than 300 holders of record

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	HighSchoolResponder LLA dba SchoolResponder
	/s/ Barbara Grimm
	(Signature)
	(Name) Barbara Grimm
	Founder, President
	(Title) Board member (1 of 3)
	Jan 31, 2023
	(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ David B Cooper
	(Signature)
	(Name) David B Cooper
	Founder, CFO/CTO
	(Title) Board member (1 of 3)
	Jan 31, 2023
	(Date)

	/s/ Anne Marie Doordan
	(Signature)
	(Name) Anne Marie Doordan
	Founder, CFO/CTO
	(Title) Comptroller
	Jan 31, 2023
	(Date)

Instructions.

 1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.